UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VERRA MOBILITY CORPORATION

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

92511U102

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

CUSIP No. 92511U102	SCHEDULE 13G	Page 2 of 5 Pages

1.	Names of Reporting Persons. GIC Private Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,349,858
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,349,858
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,349,858
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.62% (1)
12.	Type of Reporting Person: CO

(1)	Based on 159,150,055 Common Shares outstanding as of November 1, 2019, according to the Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2019.

SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Verra Mobility Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1150 N. Alma School Road, Mesa, Arizona 85201

Item 2(a).	Name of Person Filing

GIC Private Limited (“GIC”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c).	Citizenship:

Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

92511U102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

Reporting Person	No. of Securities Beneficially Owned	Percent of Class (3)	Voting Power		Dispositive Power
			Sole (1), (2)	Shared (1), (2)	Sole (1), (2)	Shared (1), (2)
GIC Private Limited	7,349,858	4.62%	7,349,858	0	7,349,858	0

(1)

GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 7,349,858 securities beneficially owned by it.

(2)	GIC disclaims membership in a group.
(3)	Based on 159,150,055 Common Shares outstanding as of November 1, 2019, according to the Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2019.

SCHEDULE 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

4.62%

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Toh Tze Meng
	Name:	Toh Tze Meng
	Title:	Senior Vice President

By:	/s/ Celine Loh Sze Ling
	Name:	Celine Loh Sze Ling
	Title:	Senior Vice President

February 14, 2020